UNITED STATES OF AMERICA
       BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.


_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
LEIDY HUB, INC.                                PURSUANT TO
FILE NO. 70-8655                               RULE 24


(Public Utility Holding Company
Act of 1935)
_________________________________


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that Leidy Hub, Inc. has consummated its transaction as proposed by the Declaration of National Fuel Gas Company
("NFG") and Leidy Hub, Inc. ("Leidy Hub") in the above file.

          Leidy Hub has paid to Hub Services, Inc. the amount of $535,000.00 in return for a 14.5% ownership interest in Enerchange, L.L.C..


          IN WITNESS WHEREOF, National and Leidy have caused this Certificate to be executed this 14th day of December, 1995.


                              NATIONAL FUEL GAS COMPANY



                              By: /s/ Anna Marie Cellino
                                  Anna Marie Cellino
                                  Secretary



                              LEIDY HUB, INC.



                              By: /s Walter E. DeForest
                                 Walter E. DeForest
                                 President